Exhibit 99.1

XP INC. REPORTS 4Q22 KPIS

São Paulo, Brazil, January 17, 2023 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 4Q22 KPIs. The Portuguese version of this release can be accessed in the Press Release section on the IR website.

Investments

Client Assets (in R$ billion)

Client Assets totaled R$946 billion as of December 31, up 16% YoY and 2% QoQ. Year-over-year growth was driven by R$155 billion net inflows and R$24 billion of market depreciation.

Net Inflow

XP Total Net Inflow was R$155 billion in 2022, or R$12.9 billion per month, despite a tough year, with interest rates in Brazil increasing by 450bps, reaching 13.75% at year end.

In 4Q22, Net Inflow was R$31 billion, down 11% QoQ and 36% YoY. Retail Net Inflow was R$29 billion, or R$9.6 billion per month, down 11% QoQ. Corporate Net Inflow was R$2.2 billion, down 13% QoQ.

Active Clients

Active clients grew 2% QoQ and 14% YoY, totaling 3.9 million in 4Q22.

IFA Network

Our network reached 12.3 thousand IFAs in 4Q22, up 6% QoQ and 20% YoY. Throughout 2022, more than two thousand advisors were added on a net basis, which demonstrates the strength of our value proposition, and that the quality of the platform continues to attract entrepreneurs even during tougher cycles for investment activity.

The growth of our ecosystem through well-trained financial advisors is key to continue to disrupt the highly concentrated investment industry in Brazil, especially when interest rates and risk-aversion begin to improve.

Retail Daily Average Trades1

Retail DATs totaled 2.7 million in 4Q22, up 8% YoY and up 16% QoQ, in line with recent market trends.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 73 in December 2022. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

Retirement Plans

Retirement Plans Client Assets2 (in R$ billion)

As per public data published by Susep, XPV&P continued to be #1 in net portability for individual retirement plans in 2022, as of November, while our Market Share still stood at 3.8%. Total Client Assets achieved R$61 billion in 4Q22, up 27% YoY. Assets from XPV&P, our proprietary insurer, grew over 43% YoY.

Cards

Cards TPV

Total TPV in 2022 was R$25 billion, a growth of 141% YoY, with an increase in penetration and in total eligible client base – we officially launched the Rico Credit and Debit cards in the second semester of 2022.

In 4Q22, Total TPV reached R$8.2 billion, an 86% growth YoY, and 24% growth versus 3Q22.

Active Credit and Debit Cards

Total active cards were 688 thousand in 4Q22, a growth of 33% QoQ and 184% YoY. We ended 4Q22 with 402 thousand active digital accounts, representing a penetration of 10% of total active clients.

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1 Daily Average Trades, including Stocks, Listed Funds, Options and Futures.

2 Total Retirement Plans Clients’ Assets includes assets from XP Vida e Previdência and from third party funds distributed in our platform.

Credit

Credit Portfolio3 (in R$ billion)

Total Credit portfolio reached R$17.1 billion as of December 2022, expanding 5% QoQ and 67% YoY. Over 90% of our credit portfolio is collateralized with investments in our platform. The average maturity of our credit book was 3.0 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.1%.

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3 From 3Q22 onwards, the credit portfolio is disclosed gross (versus previously net) of loan loss provisions, also retroactively, not including Intercompany transactions and Credit Card related loans and receivables.

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com